NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Net Income of $6.4 million or $0.34 per share (diluted) for the first quarter of 2007

Calgary, Alberta, April 27, 2007 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the first quarter ended March 31, 2007.

CE Franklin reported net income of $6.4 million or $0.34 per share (diluted) for the quarter ended March 31, 2007 as compared to net income of $8.9 million or $0.47 per share (diluted) for the quarter ended March 31, 2006.

Financial Highlights

	Three Months Ended		Year Ended
	March 31		December 31
(millions of Cdn.$ except per share data)	2007	2006	2006
	(unaudited)

Sales	$ 154.3	$ 177.0	$ 555.2

Gross profit	26.3	32.2	103.5
Gross profit - %	0.2%	0.2%	0.2%

EBITDA(1)	11.0	15.1	40.1
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%

Net income	$ 6.4	$ 8.9	$ 22.9
Per share
Basic (Cdn. $)	$ 0.35	$ 0.50	$ 1.27
Diluted (Cdn. $)	$ 0.34	$ 0.47	$ 1.22

Sales decreased 12.8% to $154.3 million for the quarter ended March 31, 2007 as compared to $177.0 million for the quarter ended March 31, 2006.  Well completions (excluding dry and service wells) increased 7.5% to 6,200 wells for the three months ended March 31, 2007 compared to 5,770 for the three months ended March 31, 2006. Average rig count for the quarter ended March 31, 2007 decreased 18.2% to 563 rigs compared to 688 rigs for the quarter ended March 31, 2006. The decline in sales is due to reductions in capital spending by oil and gas producers as a result of higher drilling costs and increased gas supplies.

EBITDA(1) for the quarter ended March 31, 2007 decreased 27.2% to $11.0 million from $15.1 million for the quarter ended March 31, 2006.  EBITDA as a percentage of sales decreased to 7.1% for the quarter ended March 31, 2007 compared to 8.5% for the quarter ended March 31, 2006.

“The first quarter of 2007 saw a continued decline in market activity which began in the latter half of 2006,” said Michael West, Chairman, President and CEO.  “CE Franklin is committed to its core strategies.  We will remain disciplined and profitable in all industry activity cycles.”

Outlook

The second quarter represents spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting heavy equipment until the roads have dried out.  As a result, activity levels and the Company’s revenue are expected to decline during the second quarter.

Industry analysts are continuing to forecast lower activity levels in 2007 with estimates ranging from a 10% to 20% decline compared to 2006.  Oil and gas producers continue to reduce capital spending as a result of higher drilling costs and increased gas supplies.  Although industry activity levels are difficult to forecast, general consensus among industry analysts is that activity levels will see a recovery in early 2008.

CE Franklin remains committed to outperforming market activity.

Conference Call and Webcast Information

A conference call to review the quarter ended March 31, 2007, which is open to the public, will be held on Monday, April 30, 2007 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3414 in Toronto or dialing 1-800-733-7571 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the pass code of 21223923 followed by the pound sign and may be accessed until midnight Monday, May 7, 2007.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1775620 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Denise Jones, Controller.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Denise Jones Controller (403) 531-5611

_______________________________

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  See page 6 for a reconciliation of net income to EBITDA.

(All amounts shown in Canadian dollars unless otherwise specified)

 Forward Looking Statements

The information in this MD&A, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the forecasted activity levels for the remainder 2007 and into 2008;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s future gross profit and net profit margins;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Management’s Discussion and Analysis as at April 27, 2007

For the quarter ended March 31, 2007 as compared to the quarter ended March 31, 2006.

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin’s financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Management’s Discussion and Analysis and the consolidated financial statements and the related notes thereto which are included in the Company’s December 31, 2006 Annual Report.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches and selected inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company’s 42 branches each warehouse an inventory of products to meet the day to day needs of customers.  A 100,000 square-foot centralized distribution centre located in Edmonton, Alberta, acts as the hub for its branch operations.  Other inventory, such as pipe or tubular products, may be sourced from various stocking points located throughout the western Canadian sedimentary basin and shipped direct to the customers’ location. The branches also have access to a sales force located at the Company’s headquarters in Calgary, Alberta that provides product expertise and logistics to get the product to the customer.

The primary driver of the Company’s profitability is the level of oil and gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service its customer’s needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as size, service requirements and complexity.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)
For the three months ended March 31	2007	2006

	(unaudited)
Statements of Operations
Sales	$ 154,255	$ 176,957
Gross profit	26,311	32,247
Gross profit - %	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	15,266	17,242
Amortization	759	701
Interest	583	666
Other	54	(89)
	16,662	18,520

Income before income taxes	9,649	13,727
Income tax expense	3,276	4,848
Net income	6,373	8,879

Net income as a % of sales	0.0%	0.1%

EBITDA (1)	10,991	15,094
EBITDA as a % of sales	0.1%	0.1%
Net income per share
Basic	$ 0.35	$ 0.50
Diluted	$ 0.34	$ 0.47

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of net income to EBITDA:

(in thousands of Cdn. dollars)
For the three months ended March 31	2007	2006
Net income	$ 6,373	$ 8,879
Interest expense	583	666
Income tax expense	3,276	4,848
Amortization	759	701
EBITDA	$ 10,991	$ 15,094

Activity Levels

The price of oil and gas as at March 31, 2007 were U.S. $65.87 per bbl (West Texas Intermediate) and Cdn. $7.55 per gj (AECO spot) respectively, and the average price of oil and average price of gas for the quarter ended March 31, 2007 were U.S. $58.10 per bbl and Cdn. $7.40 per gj respectively.  This compares to U.S. $66.63 per bbl for oil and Cdn. $6.67 per gj for gas as at March 31, 2006, and an average of U.S. $63.29 per bbl for oil and an average of Cdn. $7.50 per gj for gas for the quarter ended March 31, 2006. Overall reductions in capital spending by exploration and production companies continues as a result of higher drilling costs and increased gas supplies.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Although well completions are a good general indicator of activity levels, there may be time lags in reporting completions that may impact quarterly statistics.  Average rig counts provide a general indication of energy industry activity levels.

For the quarter ended March 31, 2007 the total number of wells completed (excluding dry and service wells) in western Canada increased 7.5% to 6,200 wells compared to 5,770 wells for the quarter ended March 31, 2006.

The average rig count for the quarter ended March 31, 2007 decreased 18.2% to 563 average rigs as compared to 688 average rigs for the quarter ended March 31, 2006.

Quarter Ended March 31, 2007 Compared to Quarter Ended March 31, 2006

Sales

Sales for the quarter ended March 31, 2007 decreased 12.8% or $22.7 million to $154.3 million from $177.0 million for the quarter ended March 31, 2006.  The decrease in sales is due to lower activity levels as compared to the first quarter of 2006.  The Company’s sales are dependent upon the level of oil and gas exploration and production activity in the western Canadian sedimentary basin, including the oilsands.  This activity is cyclical and is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, economic and political events and uncertainties and environmental concerns.

Gross Profit

Gross profit decreased 18.4% to $26.3 million for the quarter ended March 31, 2007 from $32.2 million for the quarter ended March 31, 2006.  Gross profit margins decreased to 17.1% for the quarter ended March 31, 2007 from 18.2% for the quarter ended March 31, 2006.

The overall decline in gross profit margins for the quarter ended March 31, 2007 is due in part to a large oilsands sales order at lower than normal margins.

Selling, General and Administrative Costs

SG&A costs decreased $2.0 million or 11.5% to $15.3 million for the quarter ended March 31, 2007 from $17.2 million for the quarter ended March 31, 2006.  The decline in SG&A for the quarter related mainly to the variable components of salaries and benefits and agents fees which vary with sales levels, coupled with the reduction in agent’s fees due to two agencies being acquired in Q1 2007.  Third party consulting costs associated with continued compliance with the Sarbanes-Oxley Act of 2002 (“SOX”) also declined this quarter as compared to the costs incurred in the first quarter of 2006.   Offsetting this decline were salaries and related costs for new employees and higher occupancy costs related to new and expanded locations to support future growth opportunities.

The total number of employees increased 8.2% to 434 employees as at March 31, 2007 compared to 401 employees as at March 31, 2006, due in part to the addition of employees from two agent branches that were acquired this quarter.  Combined with a 12.8% decrease in sales, this resulted in a 19.5% decrease in average revenue per employee for the quarter ended March 31, 2007 as compared to the first quarter of 2006.  Average revenue per employee is a measure that reflects the standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.  The quarter over quarter comparison is affected by the number of employee’s added from the agent branches acquisition.

EBITDA

EBITDA for the quarter ended March 31, 2007 decreased $4.1 million or 27.2% to $11.0 million compared to $15.1 million for the quarter ended March 31, 2006.  EBITDA as a percentage of sales was 7.1% for the quarter ended March 31, 2007 versus 8.5% for the quarter ended March 31, 2006.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 6.

Income Before Income Taxes

Income before income taxes decreased $4.1 million to $9.6 million for the quarter ended March 31, 2007 compared to $13.7 million for the quarter ended March 31, 2006.  The decline is a result of the $5.9 million decrease in gross profit combined with an increase of $118,000 in other costs offset by the $2.0 million decrease in SG&A. Other costs include amortization, interest expense and foreign exchange.

Income Taxes

The Company’s effective tax rate for the quarter ended March 31, 2007 was 34.0%, as compared to an effective tax rate of 35.3% for the quarter ended March 31, 2006.  The Company’s combined federal and provincial statutory tax rate for the quarter ended March 31, 2007 was 32.6%, compared to 34.2% for the quarter ended March 31, 2006. The reduction in the effective tax rate for the quarter was due primarily to a reduction to provincial tax rates that took place in the second quarter and latter half of 2006.

Net Income

Net Income for the quarter ended March 31, 2007 was $6.4 million or $0.34 per share (diluted) as compared to $8.9 million or $0.47 per share (diluted) for the quarter March 31, 2006.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2005	2005	2005	2006	2006	2006	2006	2007
Sales	92,169	122,224	141,066	176,957	115,947	131,675	130,648	154,255
EBITDA (see page 7)	5,897	8,300	11,061	15,094	7,023	8,386	9,574	10,991
EBITDA as a % of sales	6.4%	6.8%	7.8%	8.5%	6.1%	6.4%	7.3%	7.1%
Net income	2,543	4,214	6,303	8,879	3,914	4,719	5,427	6,373
Net income as a % of sales	2.8%	3.4%	4.5%	5.0%	3.4%	3.6%	4.2%	4.1%
Net income per share
Basic (Cdn. $)	$0.14	$0.25	$0.36	$0.50	$0.21	$0.26	$0.30	$0.35
Diluted (Cdn. $)	$0.14	$0.22	$0.33	$0.47	$0.21	$0.25	$0.29	$0.34

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop significantly during the second quarter until such time as the roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.

Sales for the quarter ended March 31, 2007 increased 18.1% to $154.3 million from $130.6 million for the quarter ended December 31, 2006. EBITDA for the first quarter of 2007 increased to $11.0 million or 14.8% from $9.6 million for the quarter ended December 31, 2006. The $23.6 million increase in sales resulted in a 6.0% incremental flow through to EBITDA.  Net income was $6.4 million or $0.34 per share (diluted) for the quarter ended March 31, 2007 compared to $5.4 million or $0.29 per share (diluted) for the quarter ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and potential acquisitions.  Working capital is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities, income taxes payable and other current liabilities.

For the three months ended March 31, 2007, the Company generated $7.8 million in cash flow from operating activities, before net change in non-cash working capital balances and $214,000 in the issuance of capital stock from the exercise of employee stock options.  Cash used during the quarter consisted of a $14.7 million increase in working capital (excluding the bank operating loan), $2.4 million related to business acquisitions, $286,000 on repayment of long term debt, $173,000 for the purchase of shares held in trust for the PSU plan, $406,000 in capital and other expenditures, and $54,000 in repayments on capital leases.  These activities resulted in a $10.0 million increase in the bank operating loan.

For the three months ended March 31, 2006, the Company generated $9.4 million in cash flow from operating activities, before net change in non-cash working capital balances, and $361,000 in the issuance of capital stock from the exercise of employee stock options.  Cash used during the quarter consisted of a $29.7 million increase in working capital (excluding the bank operating loan), $2.3 million used to purchase a two branch distribution operation, $887,000 in capital and other expenditures and $56,000 in repayments on capital leases.  These activities resulted in a $23.1million increase in the bank operating loan.

For the three months ended March 31, 2007, accounts receivable increased $18.3 million or 20.9% to $105.8 million from $87.5 million as at December 31, 2006.  The increase in accounts receivable reflects a 18.1% increase in sales to $154.3 million during the first quarter of 2007 as compared to $130.6 million for the fourth quarter of 2006.  Average day’s sales outstanding (“DSO”) for the quarter ended March 31, 2007 was 54.6 days as compared to 57.7 days for the quarter ended December 31, 2006 and 58.7 for the quarter ended March 31, 2006.  The improvement in DSO for the quarter reflects in part a gradual catch up in the approval and processing of transactions by both the Company and its customers.

Accounts receivable greater than 90 days old was 4.5% of trade accounts receivable as at March 31, 2007 versus 4.2% as at December 31, 2006 and 4.2% as at March 31, 2006.  Trade accounts receivable is tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense for the quarter ended March 31, 2007 was $74,000 (0.0% of sales) compared to $100,000 (0.1% of sales) for the quarter ended March 31, 2006. Although accounts receivable greater than 90 days old increased as compared to the previous year, bad debt expense remained consistent with historic levels.

Total inventory for the Company decreased 6.8% to $90.7 million as at March 31, 2007 as compared to $97.3 million as at December 31, 2006. Due to the longer order lead times experienced in the first half of 2006, product arrived in the latter part of 2006 as activity levels began to decline.  The reduction in inventory levels has been gradual.  The Company will continue to adjust its investment in inventory to align with both current activity levels and future growth objectives.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 5.4 times (annualized) in the quarter ended March 31, 2007, compared to 7.1 times (annualized) in the first quarter of 2006 and 4.3 times (annualized) for the fourth quarter of 2006. CE Franklin targets inventory turns of 5.0 times.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.

Accounts payable, accrued liabilities and bank overdraft have increased $2.5 million to $76.1 million as at March 31, 2007 as compared to $73.6 million as at December 31, 2006.  The increase partially reflects an increase to inventory purchases to support the 18.1% increase in sales in the first quarter of 2007 as compared to the fourth quarter of 2006.

Property and equipment increased 2.8% to $5.7 million as at March 31, 2007 from $5.5 million as at December 31, 2006. This increase reflects capital expenditures of $406,000, $339,000 in net additions to rental equipment assets and $145,000 in other capital additions as a result of an acquisition.  The additions were offset by amortization expense of $732,000.

During the first quarter of 2007 the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.167 million.  This acquisition is expected to enhance the Company’s net income.  See note 2a to the interim consolidated financial statements of the Company for further details.

Effective July 27, 2006, the Company implemented a $75.0 million 364-day bank operating facility. There was an increase in borrowing to $37.2 million as at March 31, 2007 compared to $27.2 million as at December 31, 2006. As at March 31, 2007 the Company was well within its covenant compliance thresholds and had undrawn capacity available up to $75.0 million against its bank operating loan based on the borrowing base formula.

As at March 31, 2007 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 25.9% and equity of 74.1% compared to 21.8% debt and 78.2% equity as at December 31, 2006.

Contractual Obligations

In July 2006, the Company entered into a lease commitment with a 15 year initial term pertaining to the construction of a new distribution centre in Edmonton, Alberta. In April 2007, the lease commitment was amended to include updated construction costs and estimated completion date.  Construction of the property is now anticipated to be completed by mid 2008.

The following table outlines the contractual obligations based on the revised anticipated completion date:

		Operating
	Capital Lease	Lease	Long-term
Period Due	Obligations	Commitments	Debt	Total
(thousands of Canadian dollars)
2007	163	4,764	-	4,927
2008	202	4,786	574	5,562
2009	84	5,030	-	5,114
2010	-	4,581	-	4,581
2011	-	3,803	-	3,803
thereafter	-	32,856	-	32,856
	449	55,822	574	56,845

There have been no other material changes in any contractual obligations since the year ended December 31, 2006.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, Inc. (“Smith”), which owns approximately 52% of the Company’s outstanding shares.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply which is a wholly-owned subsidiary of Smith. The transactions are in the normal course of business and at commercial rates.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2007, the impact of which was not material, and no such contracts were outstanding as at March 31, 2007.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2007 or 2006. The Company does not use financial instruments for speculative purposes.

As at March 31, 2007 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2006.

Change in Accounting Policies

The Company adopted CICA Handbook Section 1530 – Comprehensive Income, Section 3855 – Financial Instrument Recognition and Measurement, Section 3861 – Financial Instruments Disclosure and Presentation, and Section 3865 – Hedges in accordance with the transitional provisions in each respective section.  The adoption of these provisions did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to adoption of these sections.

OTHER ITEMS

The Company’s Form 20-F is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at March 31, 2007 the Company had 18,280,603 common shares outstanding.

As at March 31, 2007 options to purchase 849,853 common shares were outstanding at an average exercise price of $4.55 per common share.  Under the Company’s existing stock option plan the Board of Directors may grant an additional 238,743 options to purchase common shares.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Controller of the Company have evaluated whether there were changes to its ICFR during the three months ended March 31, 2007 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major suppliers for tubular and valve products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationship will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  In a highly competitive labour market, the Company faces the challenge of attracting and retaining qualified employees.   The Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience wage inflation.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts as an economic hedge against risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such economic hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2006 11% of sales (2005 – 11%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management does not expect that the Company’s internal controls and disclosure controls will prevent all error or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure that these individuals will remain with the Company in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this MD&A, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 52% of the Company’s common outstanding shares.  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company’s operations are subject to hazards.  The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered.

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

Three months ended March 31
(in thousands of Canadian dollars, except per share data)	2007	2006

Sales	154,255	176,957
Cost of sales	127,944	144,710
Gross profit	26,311	32,247

Other expenses (income)
Selling, general and administrative expenses	15,266	17,242
Amortization	759	701
Interest expense	583	666
Foreign exchange loss (gain)	54	(51)
Other income	-	(38)
	16,662	18,520

Income before income taxes	9,649	13,727
Income tax expense (recovery) (note 4)
Current	3,227	4,949
Future	49	(101)
	3,276	4,848

Income from continuing operations	6,373	8,879
Loss from discontinued operations (note )	-	-

Net and Comprehensive income for the period	6,373	8,879

Net income per share (note 3)
Basic	0.35	0.50
Diluted	0.34	0.47
Weighted average number of shares outstanding
Basic	18,235,358	17,854,137
Diluted	18,734,644	18,837,284

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	March 31	December 31
(in thousands of Canadian dollars)	2007	2006

ASSETS
Current assets
Cash	3,571	-
Accounts receivable	105,807	87,530
Inventories	90,657	97,275
Other	3,773	2,965
	203,808	187,770
Property and equipment	5,704	5,546
Goodwill	12,689	10,479
Future income taxes (note 4)	1,111	1,160
Other	427	454
	223,739	205,409
LIABILITIES
Current liabilities
Bank overdraft	-	6,832
Bank operating loan	37,216	27,176
Accounts payable	51,156	36,252
Accrued liabilities	24,964	30,492
Income taxes payable	105	819
Current portion of obligations under capital lease	221	217
Current portion of long term debt	574	300
	114,236	102,088
Obligations under capital lease	228	286
Long term debt	-	560
Future income taxes (note 4)	-	-
	114,464	102,934
SHAREHOLDERS' EQUITY
Capital stock	23,920	23,586
Contributed surplus	16,306	16,213
Retained earnings	69,049	62,676
	109,275	102,475
	223,739	205,409

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

Three months ended March 31
(in thousands of Canadian dollars)	2007	2006

Cash flows from operating activities
Net income for the period	6,373	8,879
Items not affecting cash -
Amortization	759	701
Gain on disposal of property and equipment	-	(38)
Future income tax expense (recovery)	49	(101)
Stock based compensation expense	386	132
Other	280	(152)
	7,847	9,421
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(18,277)	(33,241)
Inventories	5,999	(713)
Other current assets	(786)	259
Accounts payable	14,904	7,387
Accrued liabilities	(5,528)	12,706
Income taxes payable	(714)	(3,912)
Net cash flow from continuing operations	3,445	(8,093)
Net cash flow from discontinued operations (note 2)	-	-
	3,445	(8,093)
Cash flows from financing activities
Issuance of capital stock	214	361
Purchase of capital stock in trust for PSU plan	(173)	-
Increase in bank operating loan	10,040	23,102
Decrease in bank overdraft	(6,832)	(12,164)
Decrease in obligations under capital leases	(54)	(56)
Decrease in long term debt	(286)	-
	2,909	11,243
Cash flows from investing activities
Purchase of property and equipment	(406)	(925)
Proceeds on disposal of property and equipment	-	38
Acquisition of distribution operations (note 2a)	(2,167)	(2,263)
Contingent payment (note 2b)	(210)	-
Reduction (increase) of other assets	-	-
Net cash flow from continuing operations	(2,783)	(3,150)
Net cash flow from discontinued operations (note 2)	-	-
	(2,783)	(3,150)
Change in cash and cash equivalents during the period	3,571	-
Cash and cash equivalents - Beginning of period	-	-
Cash and cash equivalents - End of period	3,571	-
Cash paid during the period for:
Interest on bank operating loan	575	654
Interest on obligations under capital leases	8	12
Income taxes	3,941	8,862

CE Franklin Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock

(in thousands of Canadian dollars, except share amounts)	Number of Shares	$	Contributed surplus	Retained earnings	Shareholders' equity

Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock based compensation expense	-	-	132	-	132
Stock options exercised	74,486	405	(44)	-	361
Net income	-	-	-	8,879	8,879
Balance - March 31, 2006	17,879,040	22,319	14,369	48,616	85,304

Balance - December 31, 2006	18,223,013	23,586	16,213	62,676	102,475
Stock based compensation expense	-	-	386	-	386
Stock options exercised	62,600	305	(91)	-	214
Performance share units (PSU) exercised	10,190	202	(202)	-	-
Purchase of shares in trust for PSU plan	(15,200)	(173)	-	-	(173)
Net income	-	-	-	6,373	6,373
Balance - March 31, 2007	18,280,603	23,920	16,306	69,049	109,275

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2006 and 2005.  These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2006.

The Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the CICA Handbook in accordance with the transitional provisions in each respective section.

The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilise hedges or other derivative financial instruments in its operations the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Business Acquisitions

(a) On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.167 million. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition.  Details of the acquisition are as follows:

(in thousands of Canadian dollars)
Assets
Property, equipment and other	167
Goodwill	2,000

Net cash consideration	2,167

(b) On February 1, 2006 the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million.  In accordance with the purchase agreement, an additional $210,000 was paid in the first quarter of 2007.  This amount was contingent on reaching certain performance conditions and is accounted for under the purchase method as an addition to goodwill.

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 3 - Share data

At March 31, 2007 the Company had 18,280,603 common shares outstanding and 849,853 options to acquire common shares at a weighted average exercise price of $4.55 per common share.  629,411 of those options were vested and exercisable at a weighted average exercise price of $3.43 per common share.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

A total of 109,671 common share options were granted in the first quarter of 2007. The fair value of the common share options granted in the first quarter was $521,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing  model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.23%
Expected life	5 years
Expected volatility	50%

The compensation expense recorded in the first quarter of 2007 for common share options granted subsequent to December 31, 2002 was $118,280.  The compensation expense recorded for the comparative quarter ended March 31, 2006 was $132,000.

A total of 65,230 performance share units (PSU's) were granted in the first quarter of 2007.  The fair value of the grant was $668,000.  The compensation expense recorded in the first quarter of 2007 was $268,000 (2006 - nil).

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.  Had compensation cost been determined on the basis of fair values, net income for the quarter ended March 31, 2007 would have decreased by $49,000 ($0.00 per common share).  The net income for the comparative quarter ended March 31, 2006 would have decreased by $49,000 ($0.00 per common share).

Note 4 - Income taxes

a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	March 31		March 31
(in thousands of Canadian dollars)	2007		2006

Incomes taxes calculated at expected rates	-	32.6%	-	34.2%
Non-deductible items	135		97
Capital and large corporations taxes	11		19
Other	(17)		39
	129		155

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

March 31		December 31
(in thousands of Canadian dollars)	2007	2006

Assets
Financing and investment charges	254	263
Property and equipment	913	610
Other	427	785
	1,594	1,658

Liabilities
Goodwill	483	498
	483	498

Net future income tax asset	1,111	1,160

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible.  Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.

The company operates its business as one operating segment in one geographical location, the Western Canadian sedimentary basin.